NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada
Patricia Mining Corp., 8 King Street East, Suite 1300, Toronto, ON M5C 1B5 Canada

RICHMONT MINES INC. ACQUIRES PATRICIA MINING CORP.

MONTREAL, QC and TORONTO, ON, Canada, December 16, 2008 – Richmont Mines Inc. ("Richmont") (TSX-NYSE-A: RIC) and Patricia Mining Corp. ("Patricia Mining") (TSX-V: PAT) today announced that the acquisition of Patricia Mining by Richmont has been completed.

Richmont acquired 42,929,581 common shares of Patricia Mining (representing approximately 98.2% of Patricia Mining's outstanding common shares) in exchange for CAN$0.15 cash and 0.055 of one common share of Richmont for each one common share of Patricia Mining pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Richmont now owns all 43,704,581 common shares of Patricia Mining. Following this transaction, Richmont has a total of 26.1 million shares issued and outstanding.

The TSX Venture Exchange halted trading in the common shares of Patricia Mining prior to the opening of the market on December 11, 2008, and Patricia Mining’s common shares will cease to be listed for trading on the TSX Venture Exchange after the close of the market on December 16, 2008. Patricia Mining intends to file with the applicable Canadian securities regulatory authorities the necessary documentation to cease to be a reporting issuer in all of the jurisdictions in which it is currently a reporting issuer.

About Richmont Mines Inc.
Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

Legal Counsel
Richmont is represented by Davies Ward Phillips & Vineberg LLP in Toronto, and Patricia Mining is represented by Cassels Brock and Blackwell LLP in Toronto.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "project", "expect", "may" and similar expressions, as well as "will" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont’s and Patricia Mining’s Annual Information Form, Annual Reports and periodic reports.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – NYSE Alternext US
Kei Advisors LLC	Web Site: www.richmont-mines.com
Phone: 716 843-3874
E-mail: jculligan@keiadvisors.com